

Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 39-VII dated December 7, 2007

Term Sheet No. 1 to
Product Supplement No. 39-VII
Registration Statement No. 333-130051
Dated December 7, 2007; Rule 433

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$
Buffered Return Enhanced Notes Linked to the Vanguard® Emerging Markets ETF due December 10, 2010

General

- The notes are designed for investors who seek a return of twice the appreciation of the Vanguard® Emerging Markets ETF up to a maximum total return on the notes of 80%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index Fund declines by more than 10%, be willing to lose up to 90% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing December 10, 2010†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about December 7, 2007 and are expected to settle on or about December 12, 2007.

Key Terms

Index Fund:	Vanguard® Emerging Markets ETF (the "Basket Fund" or "Index Fund")
Upside Leverage Factor:	2
Payment at Maturity:	If the Vanguard Emerging Markets Final Share Price is greater than the Vanguard Emerging Markets Initial Share Price, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Vanguard Emerging Markets Return multiplied by 2, subject to a Maximum Total Return on the notes of 80%*. For example, if the Vanguard Emerging Markets Return is more than 40%, you will receive the Maximum Total Return on the notes of 80%*, which entitles you to a maximum payment at maturity of $1,800 for every $1,000 principal amount note that you hold. Accordingly, if the Vanguard Emerging Markets Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return: $1,000 +[$1,000 x (Vanguard Emerging Markets Return x 2)] *The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 80%. Your principal is protected against up to a 10% decline of the Index Fund at maturity. If the Vanguard Emerging Markets Final Share Price declines from the Vanguard Emerging Markets Initial Share Price by up to 10%, you will receive the principal amount of your notes at maturity. If the Vanguard Emerging Markets Final Share Price declines from the Vanguard Emerging Markets Initial Share Price by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Index Fund declines beyond 10% and your final payment per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 x (Vanguard Emerging Markets Return + 10%)] *If the Vanguard Emerging Markets Final Share Price declines from the Vanguard Emerging Markets Initial Share Price by more than 10%, you could lose up to $900 per $1,000 principal amount note.*
Buffer Amount:	10%, which results in a minimum payment of $100 per $1,000 principal amount note.
Vanguard Emerging Markets Return:	(Vanguard Emerging Markets Final Share Price – Vanguard Emerging Markets Initial Share Price) / Vanguard Emerging Markets Initial Share Price
Vanguard Emerging Markets Initial Share Price:	The closing price of one share of the Index Fund on the pricing date.
Vanguard Emerging Markets Final Share Price:	The closing price of one share of the Index Fund on the Observation Date times the Share Adjustment Factor on such date.
Share Adjustment Factor:	1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 39-VII for further information about these adjustments.
Observation Date:	December 7, 2010†
Maturity Date:	December 10, 2010†
CUSIP:	48123MKX9

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-VII.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-11 of the accompanying product supplement no. 39-VII and "Selected Risk Considerations" beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 39-VII and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $21.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $10.00 per $1,000 principal amount note. The actual commission received by JPMSI may be less than $21.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $21.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-94 of the accompanying product supplement no. 39-VII.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 7, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-VII dated December 7, 2007. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-VII, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-VII dated December 7, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005273/e29464_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Vanguard Emerging Markets Return by two, up to the Maximum Total Return on the notes of 80%, or $1,800 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 80%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against a decline in the Vanguard Emerging Markets Final Share Price, as compared to the Vanguard Emerging Markets Initial Share Price, of up to 10%. If the Vanguard Emerging Markets Final Share Price declines by more than 10%, for every 1% decline of the Index Fund beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $100 for each $1,000 principal amount note.

- **DIVERSIFICATION OF THE VANGUARD® EMERGING MARKETS ETF** — The Vanguard® Emerging Markets ETF is an exchange-traded class of shares issued by the Vanguard® Emerging Markets Stock Index Fund, one of the funds sponsored by Vanguard International Equity Index Funds (the "Vanguard Trust"). The Vanguard Trust is a registered investment company that consists of separate funds, each of which may consist of different share classes, including ETF shares. The Vanguard® Emerging Markets ETF seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries. The current benchmark index is the MSCI Emerging Markets Index, which we refer to as the Underlying Index. The Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about the Index Fund, see the information set forth under "The Vanguard® Emerging Markets ETF" in the accompanying product supplement no. 39-VII.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-VII. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" that, subject to the discussion of the "constructive ownership" rules in the next sentence, generates long-term capital gain or loss if held for more than one year, whether or not you are an initial purchaser of notes at the issue price. However, a portion of any gain on the sale or settlement of the notes after one year could be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code, in which case the tax consequences of selling or settling the notes could be significantly and adversely affected. Code Section 1260 generally applies if you enter into a "constructive ownership transaction" with respect to a "pass-thru" entity. It is not clear whether your ownership of a note will constitute a "constructive ownership transaction." If so, any long-term capital gain recognized in respect of the note in excess of the "net underlying long-term capital gain" (as defined in Code Section 1260) will be treated as ordinary income, and an interest charge will apply as if that income had accrued for tax purposes at a constant yield over the period you held the notes. If a note is treated as a constructive ownership transaction, there will be a presumption that all long-term capital gain is subject to recharacterization as ordinary income unless the contrary is demonstrated by clear and convincing evidence. Therefore, any long-term capital gain you realize on the sale, exchange or redemption of a note that exceeds the amount of long-term capital gain you can establish would have been realized if you had invested $1,000 per note in Index Fund shares at the issue date and sold them at the sale, exchange or redemption date could be recharacterized as ordinary income and subject to an interest charge. Our special tax counsel is unable to express any opinion as to whether or to what extent the constructive ownership rules might apply to an investment in the notes.

  In addition, the Internal Revenue Service or a court may not respect the characterization and treatment of the notes as an "open transaction," in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including the possible application of the constructive ownership rules as well as possible alternative treatments.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or any of the equity securities held by the Index Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-VII dated December 7, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Vanguard Emerging Markets Return is positive or negative. Your investment will be exposed to any decline in the Vanguard Emerging Markets Final Share Price, as compared to the Vanguard Emerging Markets Initial Share Price, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Vanguard Emerging Markets Final Share Price is greater than the Vanguard Emerging Markets Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index Fund, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 80%.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in such currencies in the Index Fund. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the net asset value of the Index Fund will be adversely affected and the payment at maturity, if any, may be reduced.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities held by the Index Fund or included in the Underlying Index would have.

- **THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND** — Although shares of the Index Fund are listed for trading on the American Stock Exchange (the "AMEX") and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, The Vanguard® Group, Inc., which we refer to as Vanguard, is the Index Fund's investment adviser. The Index Fund is subject to management risk, which is the risk that Vanguard's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, Vanguard may invest up to 20% of the Index Fund's assets in non-emerging market stocks, certain derivative contracts and forward foreign currency exchange contracts. Any of such actions could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX** — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the equity securities (such as mergers and spin-offs) held by the Index Fund may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the AMEX and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the prices of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index Fund;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index Fund;
  - interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Index Fund trade and the correlation between those rates and the prices of shares of the Index Fund;
  - the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index Fund?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Vanguard Emerging Markets Initial Share Price of $110.00 and a Maximum Total Return on the notes of 80%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Vanguard Emerging Markets Final Share Price	Vanguard Emerging Markets Return	Total Return
$198.00	80.00%	80.00%
$181.50	65.00%	80.00%
$165.00	50.00%	80.00%
$154.00	40.00%	80.00%
$143.00	30.00%	60.00%
$132.00	20.00%	40.00%
$121.00	10.00%	20.00%
$115.50	5.00%	10.00%
$112.75	2.50%	5.00%
$110.00	**0.00%**	**0.00%**
$104.50	-5.00%	**0.00%**
$99.00	-10.00%	**0.00%**
$88.00	-20.00%	-10.00%
$77.00	-30.00%	-20.00%
$66.00	-40.00%	-30.00%
$55.00	-50.00%	-40.00%
$44.00	-60.00%	-50.00%
$33.00	-70.00%	-60.00%
$22.00	-80.00%	-70.00%
$11.00	-90.00%	-80.00%
$0.00	-100.00%	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Vanguard Emerging Markets Initial Share Price of $110.00 to a Vanguard Emerging Markets Final Share Price of $115.50. Because the Vanguard Emerging Markets Final Share Price of $115.50 is greater than the Vanguard Emerging Markets Initial Share Price of $110.00 and the Vanguard Emerging Markets Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 80%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The closing price of one share of the Index Fund decreases from the Vanguard Emerging Markets Initial Share Price of $110.00 to a Vanguard Emerging Markets Final Share Price of $99.00. Because the Vanguard Emerging Markets Final Share Price of $99.00 is less than the Vanguard Emerging Markets Initial Share Price of $110.00 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund increases from the Vanguard Emerging Markets Initial Share Price of $110.00 to a Vanguard Emerging Markets Final Share Price of $165.00. Because the Vanguard Emerging Markets Final Share Price of $165.00 is greater than the Vanguard Emerging Markets Initial Share Price of $110.00 and the Vanguard Emerging Markets Return of 50% multiplied by 2 exceeds the hypothetical Maximum Total Return of 80%, the investor receives a payment at maturity of $1,800 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The closing price of one share of the Index Fund decreases from the Vanguard Emerging Markets Initial Share Price of $110.00 to a Vanguard Emerging Markets Final Share Price of $77.00. Because the Vanguard Emerging Markets Final Share Price of $77.00 is less than the Vanguard Emerging Markets Initial Share Price of $110.00 by more than the Buffer Amount of 10%, the Vanguard Emerging Markets Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 10\%)] = \$800$$

Example 5: The closing price of one share of the Index Fund decreases from the Vanguard Emerging Markets Initial Share Price of $110.00 to a Vanguard Emerging Markets Final Share Price of $0. Because the Vanguard Emerging Markets Final Share Price of $0 is less than the Vanguard Emerging Markets Initial Share Price of $110.00 by more than the Buffer Amount of 10%, the Vanguard Emerging Markets Return is negative and the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 10%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 10\%)] = \$100$$

Historical Information

The following graph sets forth the historical performance of the Vanguard® Emerging Markets ETF based on the weekly closing price of one share of the Index Fund from March 11, 2005 through November 30, 2007. The closing price of one share of the Index Fund on December 6, 2007 was $112.35. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.



Historical Performance of the Vanguard® Emerging Markets ETF

Source: Bloomberg